Axion International Holdings, Inc.
180 South Street, Suite 104, New Providence, NJ 07974

March 18, 2010

John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Axion International Holdings, Inc.
Form 10-K/A for the fiscal year ended September 30, 2009
Filed January 28, 2010
(SEC file No. 0-13111)

Dear Mr. Hartz:

On behalf of Axion International Holdings, Inc. (the "Company"), I file herewith amendment no. 2 ("Amendment No. 2") to the above referenced Annual Report on Form 10-K and I hereby respond to the comment contained in your March 9, 2010 comment letter.

Comment No. 1:

1.	Please file an amended Form 10-K to have your accountants revise their report as follows, if applicable:
•
Clarify that they audited the consolidated statements of operations, changes in consolidation stockholders’ equity and cash flow for the year ended September 30, 2009 and for the period from November 1, 2007 (inception) through September 30, 2008.

•	Refer to their “audits” rather than “audit” in the last sentence of their first paragraph, the first sentence of their second paragraph, and the last sentence of their second paragraph.
•	Clarify that, in their opinion, the results of operations and cash flows for the “periods” ended September 30, 2009 and 2008 are presented fairly, in all material respects, and
•
Provide an explanatory paragraph to disclose that the previously issued financial statements were restated to correct a misstatement and to refer to the company’s disclosures related to the restatement.

Refer to AU 508 for further guidance.

Response: The Report of Independent Registered Public Accounting Firm has been revised as requested by the Staff in Amendment No. 2.

In accordance with Rule 12b-15 promulgated under the Securities and Exchange Act of 1934, as amended, the complete text of the Annual Report is set forth herein, even though there have been no other changes to the text of such report.

We hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporate Finance in its review of the 10-K or in response to the staff’s comments on this 10-K.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Gary Anthony
Gary Anthony, CFO